CIBT EDUCATION GROUP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE STATED)

FOR THE QUARTER ENDED NOVEMBER 30, 2011

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2011

The following Management’s Discussion & Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the unaudited condensed interim consolidated financial statements and related notes for the three months ended November 30, 2011, which have been prepared in accordance with International Financial Reporting Standards (-“IFRS”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was September 1, 2010, comparative information prior to that date included in this MD&A has not been restated.  A summary of the differences between IFRS and Canadian GAAP is presented in the Impact of IFRS on Financial Results section of this MD&A.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall” and similar terms. These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

All figures are in Canadian dollars unless otherwise noted. This MD&A has been prepared as of February 13, 2012.

NON-IFRS FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-IFRS financial metric, are used in this Management’s Discussion & Analysis. This non-IFRS financial measurements does not have any standardized meaning as prescribed by IFRS, and is therefore unlikely to be comparable to similar measures presented by other issuers. Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions. Certain investors, analysts and others utilize these non-IFRS financial metrics in assessing the Company’s financial performance. These non-IFRS financial measurements have not been presented as an alternative to net loss or any other financial measure of performance prescribed by IFRS. Reconciliation of the non-IFRS measure has been provided on page 4 of this Management’s Discussion & Analysis.

Date of Report – February 13, 2012

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2011

NATURE OF BUSINESS

CIBT Education Group Inc. (the “Company”) is an education management company headquartered in Vancouver, British Columbia, Canada that delivers advanced education via traditional face to face teaching and interactive technology to the global education market. The Company’s current business operations include education and media communications. The Company currently has four business units:

●
CIBT School of Business & Technology Corp. (“CIBT China”) is an education company based in China. They own the exclusive license for the American Hotel and Lodging Educational Institute (“AHL-EI”) content in China and the Philippines. CIBT China engages in joint partnerships with schools in China and emerging Asia to teach North American based programs taught through traditional face to face teaching in addition to an interactive video conferencing teaching platform called the Global Learning Network (“GLN”).

●
Sprott-Shaw Degree College Corp. (“SSDC or Sprott-Shaw”) is comprised of a community college with multiple locations and a degree granting college, based in Canada. The community college specializes in healthcare, hospitality and tourism management, and business diploma programs, while the degree granting college offers accredited Bachelor of Business Administration degrees in British Columbia, Canada.  Established in 1903, Sprott-Shaw Community College is the oldest private post-secondary institution in British Columbia, Canada.

●
KGIC Language College Corp. (“KGIC”) is an English language college based in Canada. KGIC delivers English language programs and career programs to foreign students in Canada. KGIC has developed a global network of student recruitment agents in 42 countries to attract international students to study at its Canadian campuses.

●
IRIX Design Group Inc. (“IRIX”) is an advertising and marketing company based in Canada. IRIX provides advertising and communication solutions with a niche in Asian market advertising.  IRIX also provides marketing and design services for the Company’s various subsidiaries.

OVERALL PERFORMANCE

The table below describes the financial performance for the Company for the three months ended November 30, 2011 compared to the three months ended November 30, 2010:

Selected Financial Information, three months ended November 30, 2011	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010	Absolute Change	Percentage Change

Total revenues	$12,643,363	$13,353,701	$(710,338)	(5%)
Total revenues net of direct costs %	54%	54%	0%	NA

Educational revenues – CIBT China	$841,054	$1,316,890	$(475,836)	(36%)
Educational revenues net of direct costs % – CIBT China	46%	52%	(6%)	NA

Educational revenues – SSDC	$6,868,893	$7,231,115	$(362,222)	(5%)
Educational revenues net of direct costs % – SSDC	62%	61%	1%	NA

Educational revenues – KGIC	$4,417,353	$4,405,887	$11,466	0.3%
Educational revenues net of direct costs % – KGIC	43%	43%	0%	NA

Design and advertising revenues – IRIX	$516,063	$399,809	$116,254	29%
Design and advertising revenues net of direct costs % – IRIX	57%	51%	6%	NA

General and administrative expenses	$6,555,570	$7,316,171	$(760,601)	(10%)

Net income (loss)	$35,683	$(186,766)	$222,449	NA

EBITDA (non-IFRS)	$349,687	$(119,108)	$468,795	NA

The Company’s revenues decreased 5% in the three months ended November 30, 2011 compared to the same period last year. The revenue decline in the quarter is attributed to the following:

●
Expiration of the contract between CIBT China and Beijing University of Technology (“BJUT”), which is being replaced by mass market programs with lower tuition fee but higher numbers of students delivered through interactive video conferencing technology.

●	Closure of three Sprott-Shaw branches located in remote regions of British Columbia in the calendar year 2011 while re-allocating resources to profitable branches in other locations.
●	Revenue declined for Sprott-Shaw, due to industry impact of the new student loan lending policies.

Our management’s emphasis since the start of fiscal 2012 was placed on the continuation of re-organizing and streamlining the overall operations in Canada to better support our overseas expansion efforts. The results of the efforts yielded the Company better profitability in the three months ended November 30, 2011 and prepared the Company to grow responsibly in future quarters.

Further discussion can be found at the “CIBT China” and “Sprott-Shaw” sections below.

The following reconciles the net income (loss) to EBITDA (non-IFRS):

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

Net income (loss)	$35,683	$(186,766)

Add: interest on long-term debt	35,660	40,657
Add: income tax (recovery) provision	(29,573)	(368,207)
Add: depreciation and amortization	307,917	395,208

EBITDA (non-IFRS)	$349,687	$(119,108)

The table above describes the $468,795 growth in the Company’s EBITDA in the three months ended November 30, 2011 compared to the same period last year.  The increased profitability is the result of the following:
•	Continued development of the new business model at CIBT China, which delivers programs using interactive video conference technology, requiring lower overhead costs;
•	Reduction in employees at Sprott-Shaw and KGIC attained through cost synergies as well as reorganization activities; and
•
Continued streamlining of operations at each subsidiary resulting in general and administrative expenses decreasing by $760,601 or 10% in the three months ended November 30, 2011 compared to the same period last year.

The following details our cash flow activity during the three months ended November 30, 2011 compared to the three months ended November 30, 2010:

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	$35,683	$(186,766)
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	307,917	395,208
- share-based payments	12,738	1,120
- deferred income tax recovery	(42,112)	(368,298)
- loss on disposal of assets, net	(3,583)	-
Net changes in non-cash working capital items	1,769,314	583,595

NET CASH FROM OPERATING ACTIVITIES	2,079,957	424,859

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(36,141)	(82,359)
Acquisition of intangible assets	(76,560)	-
Acquisition of net assets of business entities, net of cash acquired	-	(50,000)

NET CASH USED IN INVESTING ACTIVITIES	(112,701)	(132,359)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares and warrants, net of issue costs	30,000	-
Purchase of treasury shares	(23,250)	-
Advances to related parties	(14,419)	(38,608)
Non-controlling interest draws	(200,000)	(200,000)
Finance lease obligation repayments	(25,657)	(20,297)
Loan principal repayments	(150,000)	(151,990)
Deferred offering costs	-	(121,552)

NET CASH USED IN FINANCING ACTIVITIES	(383,326)	(532,447)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	44,395	(77,038)

NET INCREASE (DECREASE) IN CASH	1,628,325	(316,985)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,706,568	11,511,835

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,334,893	$11,194,850

CASH AND CASH EQUIVALENTS:
Cash in bank	$6,950,187	$10,200,905
Term deposits	1,384,706	993,945

	$8,334,893	$11,194,850

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$36,792	$42,391
Income taxes paid	$1,001	$91

The Company’s cash flow from operating activities in the three months ended November 30, 2011 increased by $1,655,098 compared to the same period last year due to increased net income and changes in working capital accounts. The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business and enhanced efforts by the Company in collecting accounts receivables. The Company’s Sprott-Shaw and CIBT China business units follow the typical student enrolment/academic season for the education business sector, which is September of every year. A substantial amount of the Company’s tuition fees are collected in the month of September, but are deferred and recognized as programs are delivered throughout the academic year, many of which operate from September to June, therefore we normally see a cash inflow from changes in working capital accounts in the three months ended November. Enhanced efforts by the Company, especially its KGIC business, in collecting accounts receivables also contributed to the increased cash inflow of the Company.

The current portion of long term debt is a term loan facility from a commercial bank that was used to acquire KGIC in March 2010. This debt decreased by $150,000 for the three months ended November 30, 2011 which represents the consistent efforts by the Company to decrease its debt. As at November 30, 2011 there was $2,002,492 remaining principle on the loan, down from $2,757,164 as at September 1, 2010 decrease of 27%.

SUMMARY OF QUARTERLY RESULTS (1)

The following table summarizes selected Company financial information for the last eight completed fiscal quarters:

Selected Financial Information	Three Months Ended November 31, 2011 (First Quarter)	Three Months Ended August 31, 2011 (Fourth Quarter)	Three Months Ended May 31, 2011 (Third Quarter)	Three Months Ended February 28, 2011 (Second Quarter)

Total revenues	$12,643,363	$18,260,163	$13,868,599	$13,092,663

Net income (loss)	$35,683	$(2,546,692)	$(4,345,846)	$(858,722)

Income (loss) per share	$0.00	$(0.04)	$(0.07)	$(0.01)

Selected Financial Information	Three Months Ended November 30, 2010 (First Quarter)	Three Months Ended August 31, 2010 (Fourth Quarter)	Three Months Ended May 31, 2010 (Third Quarter)	Three Months Ended February 28, 2010 (Second Quarter)

Total revenues	$13,353,701	$20,130,656	$13,281,944	$10,856,392

Net income (loss)	$(186,766)	$(653,320)	$(799,626)	$1,845,190

Income (loss) per share	$(0.00)	$(0.01)	$(0.01)	$0.03

(1)	As the Company’s IFRS transition date was September 1, 2010, comparative information prior to that date included in the table above is presented in accordance with Canadian GAAP.

RESULTS OF OPERATIONS

CIBT China

The table below describes CIBT China’s operational and financial performance for the three months ended November 30, 2011 compared to the three months ended November 30, 2010:

CIBT China Financial Information	November 30, 2011	November 30, 2010	Absolute Change	Percentage Change

Three months revenues	$841,054	$1,316,890	$(475,836)	(36%)
Three months revenues net of direct costs (%)	46%	52%	(6%)	NA

Student population	1,802	2,096	(294)	(14%)
Three months revenues per student population	$467	$628	$(161)	(25%)

Three months net loss	$(47,341)	$(192,313)	$144,972	NA

Three months EBITDA (non-IFRS)	$(2,765)	$(87,842)	$85,077	NA

CIBT China’s decreased revenues in the three months ended November 30, 2011 was caused by a decrease in revenue per student and decline in student population in premium programs.  Effective August 31, 2011 the agreement between the Company and Beijing University of Technology (“BJUT”) expired.  CIBT China’s programs offered at BJUT are being taught-out and replaced by mass market programs, which include language programs from KGIC and hotel management programs exclusively licensed from the American Hotel Lodging Association Educational Institute (“AHL-EI”). In addition, the new strategy offers mass market western programs to students in China using interactive video conferencing technology through Global Learning Network (“GLN”) broadcasting studios based in Vancouver, Canada and Beijing, China. The shift in strategy has increased CIBT China’s trailing twelve month student enrolments from 1,285 on November 30, 2010 to 1,320 November 30, 2011, representing a 3% growth in students enrolled. Expenses are falling in-line with the new business strategy therefore substantially reduced the net loss amount as compared to same period of prior year.

The GLN platform allows students and teachers to communicate in real-time, while overseas students are further supported by a local teacher within their local classroom. Over the past 2.5 years, CIBT China has tested the technology, modified their model, and taught courses through the GLN within Chinese Universities. In March 2011, CIBT China completed the construction of its Vancouver based broadcasting studio. CIBT China personnel are allocating extensive time to the roll out of the GLN. The GLN platform produces additional revenue channels for the various school subsidiaries, including Sprott-Shaw and KGIC, enabling these schools to offer their educational services via a technology platform in addition to the traditional face to face environment. Most development costs for these new initiatives were expensed in past years at the Company’s headquarter while most of the financial return will be earned in the future.

CIBT China’s EBITDA for the three months ended November 30, 2011 was higher than the same period last year due to the strategic transformation in the CIBT China business model, which lowered its overhead costs.

The following table reconciles the net loss to EBITDA (non-IFRS):

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

Net loss	$(47,341)	$(192,313)

Add: income tax (recovery) provision	239	(1,139)
Add: depreciation and amortization	44,337	105,610

EBITDA (non-IFRS)	$(2,765)	$(87,842)

Sprott-Shaw (SSDC)

The table below describes Sprott-Shaw’s operational and financial performance for the three months ended November 30, 2011 compared to the three months ended November 30, 2010:

SSDC Financial Information	November 30, 2011	November 30, 2010	Absolute Change	Percentage Change

Three months revenues	$6,868,893	$7,231,115	$(362,222)	(5%)
Three months revenues net of direct costs (%)	62%	61%	1%	NA

Student population	1,973	2,001	(28)	(1%)
Three months revenues per student population	$3,481	$3,614	$(133)	(4%)

Three months net income before inter-corporate charges	$693,301	$984,043	$(290,742)	(30%)
Three months inter-corporate charges	$548,128	$588,164	$(40,036)	(7%)

Three months EBITDA (non-IFRS)	$908,283	$854,590	$53,693	6%

SSDC’s revenues decreased marginally by 5% (28 students) in the three months ended November 30, 2011 but increased profitability from $854,590 (EBITDA Nov 30, 2010) to $908,283 (EBITDA Nov 30, 2011).  The revenue decrease was due to lower student population and lower revenue per student. SSDC’s student count and revenue per student was affected by the increased stringency on Canadian student loan criteria and amended Federal employment insurance policies.  Over the fiscal year ended August 31, 2011, the student loan lending criteria within British Columbia has become more stringent. SSDC has since reduced smaller unprofitable campuses in outlying areas with high student loan default rates due to poor economic condition in these regions.  SSDC has also modified its marketing and recruitment policies to adjust to the new student loan guidelines. These measures have resulted in decreased revenue in outlying regions but improved profitability for the consolidated group. The increase in profitability was due to increased international revenue, reduced operating costs, elimination of poor performance branches and streamline of operations.

A second factor that impacted SSDC’s revenue was the change in the Canadian federal government funding policy on unemployment re-training. The funding policy shifted towards shorter programs, which affected a large percentage of SSDC’s government funded programs. Since then SSDC has been actively re-designing its employment insurance programs to adapt to the new policies. A number of new programs were launched in select campuses during Q3 and Q4 of 2011 and continue in Q1 2012. SSDC has also focused on boosting revenues from government contracts, which have increased by $512,523 in the three months ended November 30, 2011, compared to the same period last year.

SSDC has undertaken a number of consolidation efforts to decrease its future operating cost and improve its operational efficiency. These reorganization measures have included termination of redundant infrastructures between itself and KGIC, merging of campus locations with KGIC, combination of administration and accounting functions with KGIC, and referral of students and graduates among other affiliated and subsidiaries schools. As a result, EBITDA for the three months ended November 30, 2011 increased by $53,693 compared to the same period last year, despite the decline in revenues. Please find additional details in the “General and Administrative Expenses” section below.

The impact of the newly introduced Harmonized Sales Tax in British Columbia created additional expenses to the overall operations and tax credits cannot be collected from education revenues. In the month of August 2011, HST was abolished and the PST plus GST sales tax system is set to be reinstated in 2013. Prior to the implementation of HST on July 1st 2010, the tax rate for most professional services was 5%. The HST has increased the sales tax rate to 12% with no recuperation available to offset as input tax credit, due to the tax exempt nature of the education business in Canada. The abolishment of HST will go into effect in early 2013 which will decrease this additional expense accordingly.  Refer to the discussion on “General and Administrative Expenses” below for further analysis.

The following reconciles the net income to EBITDA (non-IFRS):

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

Net income before inter-corporate charges	$693,301	$984,043

Add: interest on long-term debt	35,660	40,657
Add: income tax provision (recovery)	12,300	(367,068)
Add: depreciation and amortization	167,022	196,958

EBITDA (non-IFRS)	$908,283	$854,590

KGIC

The table below describes KGIC’s operational and financial performance for three months ended November 30, 2011 compared to the three months ended November 30, 2010:

KGIC Financial Information	November 30, 2011	November 30, 2010	Absolute Change	Percentage Change

Three months revenues	$4,417,353	$4,405,887	$11,466	0.3%
Three months revenues net of direct costs (%)	43%	43%	0%	NA

Student population	1,432	1,288	144	11%
Three months revenues per student population	$3,085	$3,421	$(336)	(10%)

Three months net loss before inter-corporate charges	$(35,103)	$(93,750)	$58,647	NA
Three months inter-corporate charges	$133,346	$130,559	$2,787	2%

Three months EBITDA (non-IFRS)	$34,132	$(22,633)	$56,765	NA

Revenues for KGIC increased slightly in the three months ended November 30, 2011 compared to the same period last year. KGIC’s student population increased, while its revenue per student decreased for the three months ended November 30, 2011. With a focus on fully utilizing its strong international presence, KGIC has expanded its marketing efforts in Saudi Arabia, Japan, and Taiwan, resulting in a growing student base from those countries. KGIC’s business trend is seasonal and their highest revenue and earnings season is traditionally the summer due to the success of its summer camp programs. Since its acquisition, KGIC has undertaken a number of consolidation efforts to increase its market share and improve its operational efficiency. These reorganization measures have included termination of redundant infrastructure between itself and SSDC, merging of campus locations with SSDC, and referral of students and graduates among CIBT China, SSDC and KGIC. As a result, KGIC’s EBITDA increased by $56,765 in the three months ended November 30, 2012 compared to the same period last year. The newly introduced Harmonized Sales Tax in British Columbia also affected KGIC’s earnings due to the increased goods and services tax rate from 5% to 12% with a net difference of 7%. Please find additional details in the “General and Administrative Expenses” section below.

The following reconciles the net loss to EBITDA (non-IFRS):

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

Net loss before inter-corporate charges	$(35,103)	$(93,750)

Add: depreciation and amortization	69,235	71,117

EBITDA (non-IFRS)	$34,132	$(22,633)

KGIC Acquisition Milestone Considerations

Under the terms of the KGIC acquisition agreement, the Company agreed to pay a maximum of $3,917,810 of further consideration if KGIC management achieved certain net revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones by the KGIC Business.  Effective January 3, 2012, KGIC’s prior owner has agreed to forgo the further consideration for a one-time payment of $150,000 and a consulting agreement for five additional years of service.  The forgone consideration would have been paid out based on the achievement of the following milestones:

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

IRIX

The table below describes IRIX’s operational and financial performance for the three months ended November 30, 2011 compared to the three months ended November 30, 2010:

IRIX Financial Information	November 30, 2011	November 30, 2010	Absolute Change	Percentage Change

Three months revenues	$516,063	$399,809	$116,254	29%
Three months revenues net of direct costs (%)	57%	51%	6%	NA

Three months net income (loss) before inter-corporate income	$62,585	$(10,485)	$73,070	NA
Three months inter-corporate income	-	$7,734	$(7,734)	(100%)

Three months EBITDA (non-IFRS)	$70,013	$(4,294)	$74,307	NA

Revenues for IRIX have increased over the three months ended November 30, 2011 compared to the same period in prior year. The majority of IRIX’s clients are in the real estate sector and therefore IRIX’s revenues grew with the growing activity in the real estate sector in western Canada over the quarter ended November 30, 2011. EBITDA for IRIX increased by $74,307 in the three months ended November 30, 2011 compared to the same period last year. Please find additional details in the “General and Administrative Expenses” section below.

The following reconciles the net income (loss) to the EBITDA (non-IFRS):

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

Net income (loss) before inter-corporate charges	$62,585	$(10,485)

Add: income tax provision (recovery)	-	-
Add: depreciation and amortization	7,428	6,191

EBITDA (non-IFRS)	$70,013	$(4,294)

General and Administrative Expenses – Consolidated Group

The following tables compare selected financial information for the three months ended November 30, 2011 to the three months ended November 30, 2010. The selected general and administrative expenses are for the total consolidated group.

Three Months Selected Financial Information	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010	Three Months Ended Absolute Change	Three Months Ended Percentage Change

Advertising -	$1,023,218	$1,306,663	$(283,445)	(21%)

Consulting and management fees	$395,306	$461,224	$(65,918)	(14%)

Professional fees	$228,910	$272,653	$(43,743)	(16%)

Rent	$1,401,097	$1,524,066	$(122,969)	(8%)

Salaries and benefits	$2,483,392	$2,612,186	$(128,794)	(5%)

Other expenses	$1,023,647	$1,139,379	$(115,732)	(10%)

Total general and administrative expenses	$6,555,570	$7,316,171	$(760,601)	(10%)

The table below describes advertising expenses for the three months ended November 30, 2011 compared to the same period last year:

Advertising, three months expenses	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010	Three Months Ended Absolute Change	Three Months Ended Percentage Change

Total	$1,023,218	$1,306,663	$(283,445)	(22%)

CIBT China	$24,087	$296,474	$(272,387)	(92%)

SSDC	$912,449	$858,510	$53,939	6%

KGIC	$86,682	$150,940	$(64,258)	(43%)

IRIX	-	$739	$(739)	(100%)

Overall advertising decreased in the three months ended November 30, 2011. CIBT China’s advertising decreased within the three months ended November 30, 2011 compared to the same period last year due to their change in business model. CIBT China now focuses on building partnership with Chinese universities who are responsible for advertising and recruiting students.

KGIC advertising costs also decreased in the three month ended November 30, 2011 compared to the same period last year, as KGIC is focusing on international recruitment and has allocated additional budget towards sales representatives and international recruitment agents rather than traditional advertising.

SSDC advertising has increased due to a higher emphasis on online and social media advertising.

Consulting and management fees decreased within the three months ended November 30, 2011 as compared to the same period last year. The decrease takes into account the effort to streamline operations and reduce overhead.

Professional fees decreased within the three months ended November 30, 2011 as compared to the same period last year. The decrease in professional fees was a result of using internal resources and lower cost contract consultants to perform technical work.

The decrease in rent in the three months ended November 30, 2011 is due to SSDC closing several unprofitable campuses as well as the consolidation of two redundant campuses between SSDC and KGIC. Lease contracts for two additional unprofitable SSDC campuses will end in 2012 with no renewal expected, thereby saving the Company rental and lease expenses in future periods.

The table below describes salaries and benefits for the three months ended November 30, 2011 compared to the same period in prior year:

Salaries and benefits, three months expenses	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010	Three Months Ended Absolute Change	Three Months Ended Percentage Change

Total	$2,483,392	$2,612,186	$(128,794)	(5%)

CIBT China	$218,477	$315,716	$(97,239)	(31%)

SSDC	$1,317,660	$1,451,060	$(133,400)	(9%)

KGIC	$662,524	$540,859	$121,665	22%

IRIX	$185,352	$171,365	$13,987	8%

Corporate	$99,379	$133,186	$(33,807)	(25%)

Personnel cost for the three months ended November 30, 2011 decreased compared to the same period in prior year due to streamlining measures taken throughout the organization. CIBT China was able to downsize staff for its new cost efficient business model, where it establishes partnerships universities in China and uses interactive technology to deliver mass market North American programs. SSDC’s personnel costs also decreased in the three months ended November 30, 2011 due to the downsizing of operations and staff consolidation with KGIC. KGIC’s personnel costs have increased due to increased sales personnel that are hired to attract a larger international student base in future quarters. The personnel costs at IRIX increased within the three months ended November 30, 2011 compared to the same period last year to account for the increased revenue generated over the quarter.  The decrease in corporate head office expenses relate to streamlining of operations.

Over the three months ended November 30, 2011, significant resources from each subsidiary were used to develop the Global Learning Network, an interactive video conference teaching platform. Expenses included, but were not limited to: equipment purchases, staff training and development, curriculum development, business development, and advertising. The development expenses associated with the establishment of the GLN platform for the quarter ended November 30, 2011 were $16,511, while indirect costs including management time, staff wages and IT infrastructure support totaled approximately $200,000 for the quarter. Over the three months ended November 30, 2011, KGIC, SSDC, and CIBT China have taught courses and generated revenues through use of the Global Learning Network platform. As GLN use continues, development costs are expected to decline, while revenues to each subsidiary increase.

The Harmonized Sales Tax (HST) is a new sales tax imposed by the provincial government of British Columbia that cannot be credited against education revenues, but adds to expenses. A vote to extinguish the HST and reinstate the Provincial Sales Tax (PST) plus Goods and Services Tax (GST) system was passed in August 2011 and the Provincial government of BC intends to implement a transition plan that is expected to replace HST with PST plus GST by 2013. The PST plus GST system is estimated to save approximately $450,000 in general and administrative expenses related to sales taxes for the Company and all of its subsidiaries operating in British Columbia by fiscal 2013.

Stock-based compensation

Stock-based compensation is a non-cash expense and totaled $12,738 for the three months ended November 30, 2011, and $1,120 for the three months ended November 30, 2010. Stock-based compensation is a result of the compensation expense in connection with the stock option grants granted in the past for amounts that vest in the periods reported. The stock-based compensation expense from the stock option grants is being recognized based on the estimated fair value of each tranche, segmented by vesting dates for stock options awarded. The increase in stock-based compensation is due to the granting of stock options during the three months ended November 30, 2011.

Foreign exchange gain and loss

The majority of the foreign exchange gain of $25,108 in the three months ended November 30, 2011 stems from the foreign currency translation of CIBT’s China operations. In the prior comparative quarter, the Canadian dollar was appreciating against the Chinese RMB and the foreign currency translation of CIBT’s operations in China resulted in a foreign exchange loss of $6,657 for the three month period ended November 30, 2010. Since August 31, 2011, the Canadian dollar has been depreciating against the Chinese RMB and the foreign currency translation of CIBT’s China operations resulted in a foreign exchange gain for the three month period ended November 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, and equity financing in the form of private placements.

As at November 30, 2011, the Company had a working capital deficit of $3,322,125 (August 31, 2011 – working capital deficit of $3,369,936) and total shareholders’ equity of $19,865,040 (August 31, 2011 – $19,959,613).  The Company’s overall cash position increased by $1,628,325 during the three month period ended November 30, 2011, resulting in a consolidated cash balance of $8,084,893 as at November 30, 2011.

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business.  Most of the Company’s educational business follows the typical student enrolment season for the education business sector, which is September of every year. A substantial amount of the Company’s tuition fees are collected in the month of September for Sprott-Shaw and CIBT China each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the academic periods.

Changes to the deferred revenues reflect the seasonal nature of the Company’s education business and the revenue recognition process. For the three months ended November 30, 2011 the increase in deferred revenues generated $6,325,602 of cash for the Company.  Increase of deferred revenue translates to higher enrollment for the period with revenue to be recognized in future quarters.  Increase in accounts receivable represented a use of cash of $4,598,322, as students are recruited during that period. Accounts payable and accrued liabilities increased by $228,742 for the three months ended November 30, 2011 which represented a cash inflow for the Company. Prepaid expenses and other assets increased by $245,465 in the three months ended November 30, 2011, representing a use of cash for the Company.

Net cash used in investing activities for the three months ended November 30, 2011 was $112,701 as compared to $132,359 used for the three months ended November 30, 2010. Net use of cash from financing activities for the three months ended November 30, 2011 was $383,326 as compared to $532,447 for the three months ended November 30, 2010.

The following table details the Company’s contractual obligations as at November 30, 2011.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Long-term debt*	$2,036,724	$2,002,492	$34,232	$-	$-

Finance leases *	533,308	121,388	366,273	45,647	-

Operating lease	11,561,344	3,144,251	6,911,737	1,505,356	-

Other long-term obligations	5,281,058	5,281,058	-	-	-

Total contractual obligations	$19,412,434	$10,549,189	$7,312,242	$1,551,003	$-
* includes related interest.

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China. China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account. This reserve is capped at 50 percent of a company’s registered capital. To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

In 2004, CIBT China established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred finite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

As of November 30, 2011, the amount due to officers, employees and directors is comprised of $Nil (August 31, 2011 – $13,222; September 1, 2010 – $38,014) due to officers of the Company and $45,065 (August 31, 2011 – $46,262; September 1, 2010 – $80,289) due to the President of IRIX.  These amounts are non-interest bearing and have no fixed terms of repayment.  Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

As at November 30, 2011, $70,000 was due from a director of the Company.  As at August 31, 2011, a balance of $100,000 was due from the director of the Company.  The amount is included as part of the cash flows from financing activities in the Consolidated Statements of Cash Flow.  The September 1, 2010 amount of $143,721 was due from the President of SSDC, which was fully repaid during the three month period ended February 28, 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and the Company’s significant accounting policies are disclosed in Note 2 of the unaudited interim consolidated financial statements for the quarter ended November 30, 2011. The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, if it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described below.

Revenue is measured at the fair value of the consideration received or receivable.

The primary sources of the Company’s revenues are as follows:

(a) Educational programs and services
The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT China, SSDC and KGIC. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

(b) Revenue sharing arrangement with education service providers
One of the Company’s subsidiaries, CIBT China, has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements, CIBT China is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

Intangible assets

The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.

Indefinite life intangible assets include accreditations, brand and trade names, and Chinese university partnership contracts. The Company considers such assets to represent an ongoing benefit to the Company through an indefinite period of control and such assets and expected usage. Such intangible assets are not subject to amortization and are tested for impairment annually or where an indication of impairment exists as described under “Impairment of intangible assets and property and equipment” below.

Finite life intangible assets, which include curriculum access contracts, internally developed curriculum, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairment losses.  Amortization is calculated over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  The expected useful lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.  Finite life intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate the carry value may not be recoverable as described under “Impairment of intangible assets and property and equipment” below.

Business combinations and goodwill

Acquisitions on or after September 1, 2010
For acquisitions after September 1, 2010, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.  Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Acquisitions prior to September 1, 2010
As part of its transition to IFRS, the Corporation elected to not restate any business combinations that occurred before September 1, 2010. In respect of acquisitions prior to September 1, 2010, goodwill recognized at the acquisition date represents the amount recognized under previous Canadian GAAP.

Goodwill
Goodwill recognized prior to September 1, 2010, is included on the basis of its deemed cost, which represents the amount recorded under previous Canadian GAAP.  Following initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Impairment of intangible assets and property and equipment

The carrying amount of property and equipment and intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Intangible assets with an infinite life are reviewed on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units” or “CGU’s”).  The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Foreign currency

Functional currency is the currency of the primary economic environment in which an entity operates.  These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates, foreign currency denominated nonmonetary items at historic rates, and revenues and expenditures at the rates of exchange at the dates of the transactions.  Foreign exchange gains and losses are included in earnings.

The individual financial statements of each of the Company’s subsidiaries are presented in the currency of the primary economic environment in which the entity operates.  In preparing the financial statements of the individual subsidiaries, transactions in currencies other than the subsidiaries are recognized at the rates of exchange prevailing at the dates of the transactions.  At the end of each reporting period, monetary items that are denominated in currencies other than the functional currency are translated at the period end exchange rates.  Foreign exchange gains and losses resulting from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in profit or loss in the period.

Equity-based transaction

The Company grants stock options to certain directors and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The fair value of options granted is recognized as a share-based payment with a corresponding increase in equity. The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted and management’s estimate of forfeitures and expected volatility based on historical volatility.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

The Company also grants stock options to certain external consultants to acquire shares in the common stock of the Company in exchange for the performance of certain consulting services. The Company has determined that the fair value of such consulting services cannot be reliably estimated. Therefore, the Company has measured the value of such consulting services received by reference to the fair value of the equity instruments granted in a manner consistent with the methodology used to measure the fair value of stock options granted to certain directors and employees.

Income taxes

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred income taxes are accounted for using the liability method.  Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment.  Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) ON FINANCIAL RESULTS

As required by the Canadian Accounting Standards Board (“AcSB”), the Company has adopted IFRS as its reporting standards, replacing Canadian GAAP used in prior years.  Several items are accounted for differently under the newly adopted standards.  The reconciliation of assets, liabilities, equity, net income and comprehensive income between Canadian GAAP and IFRS can be reviewed in the “reconciliation between Canadian GAAP and IFRS” section below.  The standards that management has determined to be the most likely to have the largest effects on financial results are listed below:

Impairment remeasurement:

Under Canadian GAAP an impairment of an indefinite life intangible asset was recorded when, and to the extent that, the carrying value of the indefinite life intangible asset exceeded the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets determined pursuant to generally accepted valuation methodologies.

Further, under Canadian GAAP, goodwill impairment was determined using a two-step process. The first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeded its carrying amount, goodwill was not considered to be impaired and the second step was not required. If the carrying amount of a reporting unit exceeded its fair value, the second step compared the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

Under IFRS, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units”). The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

The effect of applying IFRS resulted in differences in the timing of recognition of such impairment of goodwill in the opening balances and in the comparative figures as set out in the “Reconciliation between Canadian GAAP and IFRS” section below.

Share-based payments:

Under Canadian GAAP, the fair value of share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  The Company had previously elected under Canadian GAAP to recognize forfeitures of awards as they occur.

Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.  Forfeitures are estimated on the date the award is granted and are revised for actual forfeitures based in subsequent periods.

See the “reconciliation between Canadian GAAP and IFRS” section below for the impact of the change.

Reclassification of non-controlling interests from liabilities:

The Company accounts for its investments in Beihai College, Sprott-Shaw Degree College Corp. – Surrey Campus, and IRIX Design Group Inc. using consolidation accounting, which results in 100% of the assets and liabilities of the investees being included in the financial statements. The other investors’ interest in the investees is presented as “non-controlling interests”. Under Canadian GAAP, the non-controlling interests are classified as a liability whereas under IFRS the non-controlling interests are classified as equity, but presented separately from the parent’s shareholder equity.

Agency fees:

Previously, the Company has expensed the commissions paid to agents as the services were incurred. Upon adoption of IFRS, the Company revisited the accounting treatment for the agency commissions and has deemed that they are qualified as contract costs, defined in the IAS11.  The agency commissions are costs that relate directly to secure students enrolments (i.e. contracts) in the schools and are related to future activities on the contracts. The recoverability of the agency commissions is evidenced by the Company’s ability to enforce cancellation penalties.  Thus, such costs will be amortized over the term of the programs that the students enroll, matching to the related revenues.

Adjustment for deferred income taxes:

IAS 12, Income Taxes, is required to be applied retrospectively to all balances at transition date.  The analysis performed did not identify any differences relating to the treatment of deferred income taxes under Canadian GAAP and IFRS.  The IFRS adjustments relating to other IFRS at transition date created differences in deferred tax bases that have been accounted for in accordance with IAS 12.

Reclassification of the equity section:

Under Canadian GAAP, the fair value of warrants is reclassified to contributed surplus when the warrants expire.  Under IFRS, amounts recorded in warrant reserve are not reclassified on expiry.

See the “reconciliation between Canadian GAAP and IFRS” section below for the impact of the change.

RECONCILIATION BETWEEN CANADIAN GAAP AND IFRS

Reconciliation of Assets, Liabilities and Equity

The below table provides a summary of the adjustments to the Company’s statement of financial position at August 31, 2011, November 30, 2010 and September 1, 2010:

	August 31, 2011	November 30, 2010	September 1, 2010

Total assets under Canadian GAAP	$41,160,434	$57,724,024	$54,969,338
IFRS adjustments increase (decrease)
Goodwill	-	(1,430,000)	(1,430,000)
Agency fees	1,231,963	1,004,230	900,967

Total assets under IFRS	$42,392,397	$57,298,254	$54,440,305

Total liabilities under Canadian GAAP	$22,124,793	$29,888,181	$26,619,254
IFRS adjustments increase (decrease)
Deferred tax impact resulting from agency fees	307,991	225,242	225,242

Total liabilities under IFRS	$22,432,784	$30,113,423	$26,844,496

Total equity under Canadian GAAP	$17,797,370	$26,627,816	$27,022,958
IFRS adjustments increase (decrease)
Goodwill	-	(1,430,000)	(1,430,000)
Reclassification of non-controlling interests	1,238,271	1,208,027	1,327,126
Deferred tax impact resulting from agency fees	923,972	778,988	675,725

Total equity under IFRS	$19,959,613	$27,184,831	$27,595,809

Reconciliation of Net Loss

The below table provides a summary of the adjustments to net loss for the year ended August 31, 2011 and for the three months ended November 30, 2010:

	Year Ended August 31, 2011	Three Months Ended November 30, 2010

Net loss per Canadian GAAP	$(10,091,064)	$(401,195)

IFRS adjustments
Goodwill	$1,430,000	$-
Share-based payments	31,226	554
Non-controlling interests	443,565	110,612
Agency fees	248,247	103,263

	$2,153,038	$214,429

Total net loss under IFRS	$(7,938,026)	$(186,766)

Net loss per IFRS attributable to CIBT Education Group Inc. shareholders	$(8,288,887)	$(170,451)
Net loss per IFRS attributable to Non-controlling interests	350,861	(16,315)

Total net loss under IFRS	$(7,938,026)	$(186,766)

Reconciliation of Comprehensive Loss

The below table provides a summary of the adjustments to comprehensive loss for the year ended August 31, 2011 and for the three months ended November 30, 2010:

	Year Ended August 31, 2011	Three Months Ended November 30, 2010

Comprehensive loss per Canadian GAAP	$(10,093,395)	$	(396,816)
IFRS adjustments differences to net loss (see table above)	2,153,038		214,429
Non-controlling interest share of unrealized foreign currency translation	(26,486)		(29,711)

Total comprehensive loss under IFRS	$(7,966,843)		$(212,098)

Comprehensive loss per IFRS attributable to CIBT Education Group Inc. shareholders	$(8,291,218)		$(166,072)
Comprehensive loss per IFRS attributable to Non-controlling interests	324,375		(46,026)

Total comprehensive loss under IFRS	$(7,966,843)		$(212,098)

IFRS 1  EXEMPTIONS SELECTED

In preparing these interim financial statements in accordance with IAS 34, Interim Reporting, the Company has applied the mandatory exceptions and selected some of the optional exemptions from full retrospective application of IFRS.  Below describes the IFRS 1 applied by the Company in the transition from Canadian GAAP to IFRS.

Business combinations

The Company has elected to apply IFRS 3 on a prospective basis to business combinations that occur on or after September 1, 2010.  IFRS 3, Business Combinations, may be applied retrospectively or prospectively.  The retrospective basis would require restatement of all business combinations that occurred prior to the transition date.  Any goodwill arising from such business combinations before the transition date will not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions, except as required under IFRS 1.  The application of this exemption did not result in an IFRS transition adjustment to the opening balance sheet at September 1, 2010.

Fair value or revaluation as deemed cost

The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition.  Cumulative translation loss at September 1, 2010 was re-allocated from accumulated other comprehensive loss to deficit.  As a result, a difference of $471,573 was recorded in deficit to reduce the foreign currency translation reserve to zero.

Share-based payment transactions

IFRS 2, Share-Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date.  The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010.  The application of this exemption did not result in an IFRS transition adjustment discussed in the reconciliation below.

Leases

The Company may determine whether an arrangement existing at the date of transition to IFRS contains a lease, on the basis of facts and circumstances existing at that date.  The Company has applied the transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease.  The application of this exemption did not result in an IFRS transition adjustment to the opening balance sheet at September 1, 2010.

Borrowing costs

IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all the qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.  Early adoption is permitted.  The Company elected not to early adopt this policy, thus borrowing costs related to qualifying assets for which the commencement date is prior to January 1, 2009 are expensed and those with a commencement date subsequent to January 1, 2009 will be capitalized.  The Company does not have any qualifying projects at the transition date; as such, this exemption is not applicable upon transition to IFRS.

ACCOUNTING STANDARDS DEVELOPMENT

All accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.  The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

As of January 1, 2015 (deferred from the previously announced effective date of January 1, 2013), the Company will be required to adopt IFRS 9, Financial Instruments(“IFRS 9”), which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments:  Recognition and Measurement (“IAS 39”). The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

As of January 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS10”).  IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities (“SIC-12”) and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Earlier application of this standard is permitted.  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

As of January 1, 2013, the Company will be required to adopt IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”).  This standard replaces the requirements previously included in IAS 27, IAS 31, and IAS 28, Investments in Associates (“IAS 28”), and requires disclosure for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  The adoption of this standard is not expected to have a material impact on the Company’s disclosures.

As of January 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement (“IFRS 13”).  This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.
As of January 1, 2013, the Company will be required to adopt the amendments to IAS1, Presentation of Financial Statements (“IAS 1”) as it relates to the presentation of other comprehensive income (OCI).  The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

As of January 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).  The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. The adoption of the amended standard is not expected to have a material impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS

All financial instruments are initially recorded at fair value including transactions costs except for transaction costs related to financial instruments classified as fair value through profit or loss (“FVTPL”) which are expensed as incurred.  Subsequent measurement of financial instruments is determined based on their classification.

The following is a summary of the classes of financial instruments included in the Company’s condensed consolidated interim statement of financial position as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in “FVTPL” financial instruments are recognized in net income (loss) in the period in which they arise.  Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

RISK MANAGEMENT

Exchange rate risk

The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. The Company also holds minor amount of cash in US dollars, the exchange rate fluctuation between Canadian dollar and US dollar will not have a material impact on net income. A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $160,000. A weakening of 5% in the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

Credit risk

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. Accounts receivable as at November 30, 2011 is reported net of allowance for bad debts of $914,358 (November 30, 2010 – $451,691). The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan. A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term installment loan.

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility of $1,500,000 to ensure financial resources are available. The Company could look to capital financing which has it successfully raised in the past. However, there is no assurance that such financing will be available on favourable terms. Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The capital structure of the Company consists of shareholders’ equity and long-term debt.  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the long-term debt.

The Company reported a net income of $35,683 and generated $2,079,957 cash flow from operating activities.  The Company had a net working capital deficit of $3,322,125.  These consolidated financial statements have been prepared assuming the Company will continue as a going concern.  Although the Company has completed private placements, there can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  However, the Company holds sufficient cash to support its operations in the next 12 months.

The Company’s ability to continue as a going concern is dependent upon the ability to raise capital, the generation of positive cash flow, and the performance of the various educational programs that they offer and the success of the development for new programs.  There is no certainty that such events will occur and that sources of financing will be obtained on terms acceptable to management.  The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENTS

Under the terms of the KGIC acquisition agreement, the Company agreed to pay a maximum of $3,917,810 of further consideration if KGIC management achieved certain net revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones by the KGIC Business.  Effective January 3, 2012, KGIC’s prior owner has agreed to forgo the further consideration for a one-time payment of $150,000 and a consulting agreement for five additional years of service.

On January 6, 2012, 3,120,000 stock options were granted to employees, officers and directors of the Company at a price of $0.24 per share for a five year term, vesting at a rate of 25% at the date of grant and 25% at the end of each of 12, 24 and 36 months from the date of grant.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of November 30, 2011, and the date of this Management’s Discussion & Analysis, the disclosure controls and procedures were not effective due to the material weaknesses described below. Notwithstanding the existence of the material weaknesses described below, our management has concluded that the unaudited interim consolidated financial statements for the three months ended November 30, 2011 fairly present, in all material respects, the financial position, results of operations and cash flows for the Company in conformity with IFRS.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2011, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of November 30, 2011, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

●
In the process of documenting and improving our controls over financial reporting in the last three years, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of recently acquired subsidiaries; insufficient staffing in accounting and finance in business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of the consolidated financial statements

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of November 30, 2011.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weaknesses as described above. The Company has taken the following actions to improve internal controls over financial reporting:

●
During the remaining period through the year ended August 31, 2012, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended November 30, 2011. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended November 30, 2011 fairly present in all material respects and financial position and results of operations for the Company in conformity with IFRS.

There were no changes in the Company’s internal controls over financial reporting during the three month period ended November 30, 2011 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT February 13, 2012

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010	69,226,011	47,709,836

- for private placement at $0.30 per share	2,723,333	817,000
- fees and commissions for private placement	-	(10,050)
- Fair value of warrants for private placement	-	(330,000)
- fair value of agent’s warrants for private placement	-	(4,020)

Balance at August 31, 2011, November 30, 2011 and February 13, 2012	71,949,344	$48,182,766

Escrow shares
No escrow shares were issued and outstanding as at February 13, 2012.

Stock options
Details of options outstanding as at February 13, 2012 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

190,000	$0.51	January 21, 2012	0.14 years
1,200,000	$1.53	June 21, 2012	0.56 years
60,000	$0.80	November 2, 2013	1.42 years
50,000	$0.60	November 8, 2013	1.69 years
100,000	$0.54	October 13, 2013	1.87 years
1,265,000	$0.42	March 1, 2016	4.25 years
120,000	$0.24	January 6, 2017	4.90 years

2,985,000	$0. 88 Average Price

Share purchase warrants
Details of warrants outstanding and exercisable as at February 13, 2012 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	2.58 years
1,033,333	$0.35	July 12, 2014	2.61 years

2,756,833